FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2007

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 14, 2007

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX INCREASES NON-BROKERED PRIVATE PLACEMENT

MAX Resource Corp. wishes to announce that it has increased the size of the non-brokered private placement announced on April 19, 2007, subject to acceptance for filing by the TSX Venture Exchange.   Including the previously announced non-brokered private placement, MAX will now issue on a non-brokered private placement basis up to 209,000 flow-through units at a price of $1.20 per unit and up to 2,750,000 non-flow through units at a price of $1.00 per unit for gross proceeds of up to $3,000,800.  The price and other terms on the flow through and non-flow through units will be the same as those of the units offered in the brokered private placement also announced on April 19, 2007.   Finder’s fees and finder’s warrants may be payable on a portion of the non-brokered private placement.  The size and terms of the brokered private placement remain unchanged.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This news release does not constitute an offer to sell or the solicitation of any offer to buy the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the U.S. or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 22, 2007

 TSX-V Symbol: MXR

              OTC BB Symbol: MXROF

               Frankfurt: M1D

NEWS RELEASE

Drilling underway at the C de Baca Uranium Property, New Mexico

MAX Resource Corp. (TSX-V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that drilling is now underway at its wholly-owned C de Baca Uranium property in Socorro County, New Mexico.

Stewart Brothers Drilling Company of Milan, New Mexico began drilling on May 21, 2007.  The drill program will be comprised of 14 drill holes and has been designed to allow MAX to be able to confirm the historic drilling data in order to begin a resource estimate in compliance with National Instrument 43-101.

The C de Baca Project comprises 108 uranium claims previously explored by Occidental Minerals, an Occidental Petroleum company, in the 1980’s.  Occidental Minerals drilled 216 holes, with the best drill hole intersecting 7.5 feet of 0.20% U3O8 at a depth of 291 feet, and identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs of U3O8*).  This information is taken from data MAX acquired on the project in June 2006 which includes drill logs and thickness maps from the original work done by Occidental Minerals that defined only the eastern limits of the mineralized system, which may be open to expansion.

The property is located 14 miles north of the town of Magdalena and 100 miles south of Albuquerque, New Mexico.  It has the potential for in-situ uranium mining methods, a technique with a tiny footprint.  In situ recovery (“ISR”), also known as solution mining, involves leaving the ore where it is in the ground and using non-toxic liquids which are pumped through it to recover the minerals out of the ore by leaching.  As a consequence, there is little surface disturbance and no tailings or waste rock generated.  According to the World Nuclear Association, 21 percent of the world’s uranium production came about through ISR mining in 2004.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

*Note: This report by Occidental Minerals was not NI 43-101 compliant and predates NI 43-101.   The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  Max Resource intends to upgrade any historic resource figures to comply with NI 43-101 reporting standards on completion of drilling.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in

Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 24, 2007

 TSX-V Symbol: MXR

              OTC BB Symbol: MXROF

               Frankfurt: M1D

NEWS RELEASE

MAX ARRANGES PRIVATE PLACEMENTS

MAX Resource Corp. (the “Company”) has completed the previously announced brokered private placement  of 5,000,000 units (the “Units”) at a price of $1.00 per Unit, and 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each Unit consists of one common share of the company and one-half of a transferable common share purchase warrant (each whole such warrant a “Warrant”).   Each FT Unit consists of one common share of the company and one-half of a Warrant.  Each Warrant will be exercisable into one additional common share of the Company for a period of 18 months from closing at an exercise price of $1.30.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on September 25, 2007.

The Offering was completed by a syndicate of agents led by Pacific International Securities Inc. and including Research Capital Corp (the “Agents”).  The Agents received a commission of 7% of the gross proceeds of the Offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 Units at $1.00 per Unit.   In addition, the Agents received 495,000 compensation options, with each compensation option entitling the Agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.

The Company has also closed the first tranche of the previously announced non-brokered placement and has issued 1,275,000 units.  The terms of the units in the non-brokered private placement are the same as the terms of the Units in the brokered Offering, with the shares and any shares acquired on the exercise of warrants subject to a hold period expiring on September 15, 2007.   Finders’ fees of $56,700 in cash and 67,500 share purchase warrants exercisable at $1.30 for a period of 18 months from closing were paid with respect to a portion of this private placement.

The flow-through funds raised from the offering will be used for general exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Canada Income Tax Act) and will be renounced for the 2007 income tax year.  The balance of the net proceeds from the Offering and the non-brokered placement will be used to advance exploration of the Company's properties in the United States and for general working capital.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from registration is available.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

May 31, 2007

 TSX-V Symbol: MXR

              OTC BB Symbol: MXROF

               Frankfurt: M1D

NEWS RELEASE

FINAL TRANCHE OF $8.45 MILLION PRIVATE PLACEMENT COMPLETED

Drilling for uranium underway; drilling for molybdenum scheduled for July

MAX Resource Corp. (the “Company”) has closed the final tranche of its non-brokered private placement of $1,500,000 originally announced April 19, 2007 and subsequently increased to $3,000,800 on May 14, 2007.

The final tranche of this placement consisted of 1,420,000 units (the “Units”) at a price of $1.00 per Unit, and 209,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”) for gross proceeds of $1,670,000.  Each Unit consists of one common share of the company and one-half of a transferable common share purchase warrant (each whole such warrant a “Warrant”).   Each FT Unit consists of one common share of the company and one-half of a Warrant.  Each Warrant will be exercisable into one additional common share of the Company for a period of 18 months from closing at an exercise price of $1.30.  The shares and any shares acquired on the exercise of warrants will be subject to a hold period expiring on September 30, 2007.

Finders’ fees of $114,156 and 135,072 share purchase warrants exercisable at $1.30 for a period of 18 months from closing are payable with respect to a portion of this private placement.

During May, 2007 MAX Resource Corp. has completed a combination of non-brokered and brokered private placements for gross proceeds of $8.45 Million and is now well-funded to execute its current exploration plans, which include:

-

Drilling now underway at C de Baca, New Mexico on a historic uranium resource identified by Occidental Minerals in the 1980’s;

-

Drilling scheduled for July at the Gold Hill molybdenum project in Alaska;

-

Summer exploration program to follow up on 28 high grade uranium showings at the MacInnis Lake uranium project in the Northwest Territories, 140 kilometres north of the Athabasca basin; and

-

Fall exploration programs on its newly-acquired NUSTAR uranium project in Arizona.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com      www.maxresource.com

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date May 31, 2007

By:      /s/ Stuart Rogers

Stuart Rogers

Director